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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33222

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Delta Equity Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

579 Main St.
(No. and Street)

Bolton (City) MA (State) 01740 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Hayes (978) 779-5361
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paolilli, Jarek & DerAnanian, LLC
(Name – *if individual, state last, first, middle name*)

319 Littleton Road (Address) Westford (City) MA. (State) 01886 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JD 3/5/2010

OATH OR AFFIRMATION

I, Eugene Hayes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Delta Equity Services Corp., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Notary Public

SCOTT P. [illegible]REY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
April 13, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DELTA EQUITY SERVICES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

Paolilli, Jarek & Der Ananian, LLC

CERTIFIED PUBLIC ACCOUNTANTS

DELTA EQUITY SERVICES CORPORATION

INDEX

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA
Paul G. Der Ananian, CPA

Tel. 978.392.3400
Fax. 978.392.3406
www.pjcpa.com
319 Littleton Road, Suite 101
Westford, MA 01886

Independent Auditors' Report

To the Stockholders and Board of Directors
DELTA EQUITY SERVICES CORPORATION
Bolton, Massachusetts

We have audited the accompanying balance sheets of DELTA EQUITY SERVICES CORPORATION, as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity and comprehensive income, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DELTA EQUITY SERVICES CORPORATION as of December 31, 2009 and 2008, and the results of its operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Independent Auditors' Report - continued

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paolilli, Jarek & Der Ananian LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
February 15, 2010

DELTA EQUITY SERVICES CORPORATION

BALANCE SHEETS
As of December 31, 2009 and 2008

	2009	2008
Assets:		
Current Assets:		
Cash and cash equivalents	$ 1,484,479	$ 1,245,561
Receivables from clearing brokers	59,729	65,000
Receivables from others	104,271	40,394
Notes receivable	73,792	0
Other Investments	32,665	43,421
Deferred charges	2,508	6,265
Total Current Assets	1,757,444	1,400,641
Fixed assets, net	13,232	18,814
Cash - deposit	114,857	114,295
Notes receivable - non-current	53,056	0
Total Assets	$ 1,938,589	$ 1,533,750
Liabilities and Stockholder's Equity:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 292,533	$ 203,951
Accounts payable - related party	105,965	105,646
Commissions payable - registered representatives	758,767	483,123
Deferred revenue	24,000	0
Commissions payable - related party	5,946	23,016
Total Current Liabilities	1,187,211	815,736
Stockholder's Equity:		
Common stock, no par; 1,250 shares authorized, 796 shares outstanding	4,820	4,820
Retained earnings	746,558	713,194
Total Stockholder's Equity	751,378	718,014
Total Liabilities and Stockholder's Equity	$ 1,938,589	$ 1,533,750

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

DELTA EQUITY SERVICES CORPORATION

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Commissions	$ 12,203,443	$ 12,607,646
Other	1,555	18,761
	12,204,998	12,626,407
Expenses:		
Commissions and clearing costs	8,632,513	8,700,624
Commissions - related parties	73,083	102,968
	8,705,596	8,803,592
Other operating expenses	1,052,785	1,397,618
Other operating expenses - related party	2,178,087	2,109,703
	3,230,872	3,507,321
Communications	111,408	126,216
Occupancy - related party	102,000	102,000
Occupancy and equipment rental	10,934	11,080
Depreciation	9,860	9,612
Interest	964	2,779
	235,166	251,687
Income before other income and income taxes	33,364	63,807
Other Income:		
Realized gain on sale of investments	0	96,042
Income before income taxes	33,364	159,849
Provision for income taxes	0	15,898
Net Income	$ 33,364	$ 143,951

The accompanying notes are an integral part of these financial statements.

DELTA EQUITY SERVICES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY AND COMPREHENSIVE INCOME

For the Years Ended December 31, 2009 and 2008

	Common Stock Number of Shares	Common Stock Issued Amount	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholder's Equity
Balance, December 31, 2007	796	$ 4,820	$ 569,243	$ 274,860	$ 848,923
Net Income			143,951		143,951
Adjustment to cost upon sale of securities				(274,860)	(274,860)
Balance, December 31, 2008	796	4,820	713,194	0	718,014
Net Income			33,364		33,364
Balance, December 31, 2009	796	$ 4,820	$ 746,558	$ 0	$ 751,378

The accompanying notes are an integral part of these financial statements.

DELTA EQUITY SERVICES CORPORATION

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash Flows from Operating Activities:		
Net Income	$ 33,364	$ 143,951
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities:		
Depreciation	9,860	9,612
Gain on sale of investment	0	(96,042)
(Increase) decrease in investments	10,756	(43,421)
(Increase) decrease in accounts receivable	(58,606)	(14,713)
(Increase) decrease in notes receivable	(126,848)	0
(Increase) decrease in deferred charges	3,757	692
(Increase) decrease in cash - deposit	(562)	(2,099)
Increase (decrease) in deferred revenue	24,000	(5,841)
Increase (decrease) in accounts payable and accrued expenses	347,475	(78,546)
Net Cash Provided (Used) by Operations	243,196	(86,407)
Cash Flows from Investing Activities:		
Proceeds from sale of investment	0	266,592
Purchase of fixed assets	(4,278)	(14,971)
Net Cash Provided (Used) by Investing Activities	(4,278)	251,621
Net Increase in Cash and Cash Equivalents	238,918	165,214
Cash and cash equivalents - January 1,	1,245,561	1,080,347
Cash and cash equivalents - December 31,	$ 1,484,479	$ 1,245,561
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 964	$ 2,779
Income taxes paid	$ 0	$ 19,456

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business, Summary of Significant Accounting Policies

NATURE OF BUSINESS

Delta Equity Services Corporation (the Company) is located in Bolton, Massachusetts. The Company is a registered Broker and Dealer in securities, and conducts business on a fully-disclosed basis over a nation-wide network of registered representatives. The Company, through its registered representatives, offers services in stocks, bonds, mutual funds, and other securities to retail clients. The Company is subject to the regulations of certain federal and state agencies, and undergoes periodic examinations by the Financial Industry Regulatory Authority (FINRA).

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Recognition of Income
Commissions earned on securities transactions and related income and expenses are recorded on a settlement date basis, an industry standard.

Concentration of Credit Risk
The Company maintains a cash balance at a Bolton, MA bank. At times during the years ended December 31, 2009 and 2008, balances on deposit exceeded Federal Deposit Insurance Corporation insured limits.

Management Fees
The Company pays monthly management fees to Andover Capital Corporation, a related corporation wholly-owned by Raymond L. Grenier, the president and sole shareholder of the Company, under a management contract (See Related Party Transactions, Note 6). The fees provide compensation for supervisory responsibilities, and for any operational and overhead expenses incurred. These fees, in addition to the expenses incurred by Andover Capital Corporation in connection with the Company's broker and dealer business, shall include 100% of the Company's first $100,000 in pre-tax profit, 50% of the next pre-tax profits below $400,000, and 25% of any pre-tax profit over $400,000.

Note 1. Summary of Significant Accounting Policies - continued

Allowance for Doubtful Accounts
Management believes that accounts and notes receivable are fully collectible; thus, an allowance for potentially doubtful accounts was not considered necessary at December 31, 2009 or 2008.

Fair Value Measurement – Current Receivables and Payables
As required by Statement of Financial Accounting Standards No. 157, "Fair Value Measurements", due to their short-term nature, the amounts recognized for all current receivables and payables approximate fair value.

Income Taxes - Federal
The Company has elected, by consent of its stockholder, to be taxed under the provisions of Subchapter S of the Internal Revenue Code, beginning January 1, 2008. Under those provisions, the Company does not pay Federal corporate income taxes. Instead, the stockholder is liable for individual income taxes on his share of the Company's taxable income.

Depreciation
Depreciation is provided for on a straight-line basis using the estimated useful lives of the related assets. The Company's fixed assets at December 31, 2009, and at December 31, 2008, were comprised entirely of computer and office equipment with estimated useful lives of three years (See Fixed Assets, Note 3).

Estimates and Subsequent Events
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions, and evaluations of events occurring after the financial statement date, that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual amounts could differ from those estimates.

Management's evaluation of estimates, assumptions, and subsequent events considered in the preparation of these financial statements is limited to information readily available as of February 15, 2010, the date that the financial statements were available to be issued.

Note 2. Cash - Deposit

This account represents security deposits required by its clearing brokerage firm, Pershing, LLC. Interest earned on such deposits can be drawn upon by the Company.

Note 3. Fixed Assets

The Company's fixed assets consisted of:

	2009	2008
Computer and office equipment	$ 77,868	$ 73,590
Less accumulated depreciation	(64,636)	(54, 776)
Fixed assets, net	$ 13,232	$ 18,814

Depreciation expense for the years ended December 31, 2009 and 2008 was $9,860 and $9,612, respectively.

Note 4. Other Investments

At December 31, 2009, the Company had short-term positions in certain securities resulting from unsettled trade corrections. The securities, included in the 2009 financial statements at their fair value of $32,655 were traded on December 30, 2009, but did not settle until January 5, 2010.

At December 31, 2008, the Company had short-term positions in certain securities resulting from unsettled trade corrections. The securities, included in the 2008 financial statements at their fair value of $43,421 were traded on December 30, 2008, but did not settle until January 5, 2009.

During October 2008, the Company sold certain securities, consisting of 9,000 shares of common stock in NASDAQ OMX Group, Inc. (NDAQ), and realized gains of $96,042 were determined using the specific identification method and are included in 2008 earnings.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, as defined by rule 15c3-1, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. The Company, at December 31, 2009 and at December 31, 2008, had net capital of $471,451 and $625,033, respectively, which was $392,304 and $570,651, respectively, in excess of its required net capital. At these levels of net capital, the Company's broker dealer activities are limited to introducing customer transactions to buy or sell securities cleared through other broker dealers.

Note 6. Related Party Transactions

The Company incurred approximately $73,000 and $103,000 in commission expenses during 2009 and 2008, respectively, to Raymond L. Grenier, its sole shareholder.

In addition, the Company shares facilities, equipment, and operational resources with Andover Capital Corporation, a related entity wholly owned by Raymond L. Grenier. Supervisory and overhead costs incurred under this arrangement totaled approximately $2,178,000 and $2,086,000 for the years ended December 31, 2009 and 2008, respectively.

During 2008, the Company also provided services to, and received services from, Bolton Securities Corporation (Bolton), a related corporation doing business as a registered investment advisor (RIA) under an agreement entered into beginning in April 2006. For the services Bolton provided, the Company paid a fee of $2,000 per month; these fees totaled $24,000 for the year ended December 31, 2008.

For acting as paymaster for Bolton's registered investment advisor agents and for providing accounting, clerical, legal, supervisory and technical support, the Company receives 25% of Bolton's RIA revenue, net of the related commissions. The Company recognized approximately $65,000 and $42,000, respectively, under this agreement during the years ended December 31, 2009 and 2008.

Note 6. Related Party Transactions, continued

The Company leases office space, used as its main headquarters, at 579 Main Street, Bolton, MA, as a tenant-at-will from an entity in which Raymond L. Grenier has a beneficial interest. Rent expense was $102,000 and $102,000 for the years ended December 31, 2009 and 2008, respectively.

Note 7. Contingent Liabilities

The Company is contingently liable to indemnify Pershing, LLC for any failure by customers to maintain an adequate margin, to deliver securities sold, to pay for securities purchased, or for any other breach of obligation by customers. Margin balances in customers' accounts averaged approximately $7,900,000 at December 31, 2009.

Note 8. Income Taxes

The components of income tax expense, for the years ended December 31, 2009 and 2008, are as follows:

	2009	2008
Federal (refund)	$ 0	$ (3,558)
State	0	19,456
Total income taxes	$ 0	$ 15,898

State corporate income taxes are required of Massachusetts S corporations with gross revenues over $6 million, and over $9 million, at rates of 3% and 4.5%, respectively, times state taxable income. The Company was subject to this level of S corporation state tax for 2009 and 2008.

Note 9. Economic Dependency

As part of an agreement with Pershing, LLC, the Company introduces all of its accounts, and clears all customer general securities transactions through Pershing, LLC.

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Note 10. Focus (Form X - 17a - 5) Report

A copy of the Company's most recent, annually audited Focus Form X-17a-5 Report (December 31, 2009) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

Note 11. Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k)(2)(ii), as an introducing broker or dealer who clears all transactions for customers on a fully disclosed basis with a clearing broker or dealer, which carries all the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to rule 17a-3 and 17a-4, as are customarily made by a clearing broker or dealer.

Note 12. Business Concentrations

The Company had approximately 85 and 82 registered representative affiliations during 2009 and 2008, respectively. Six of those registered representatives were responsible for approximately 39% and 44% of the Company's commission volume during the years ended December 31, 2009 and 2008, respectively.

Note 13. Contingencies

During 2009 and 2008, the Company was involved in various claims and lawsuits against the Company, arising in the normal course of business. Management believes that any financial responsibilities that may be incurred in the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

DELTA EQUITY SERVICES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2009

COMPUTATION OF NET CAPITAL

Stockholder's Equity		$ 751,378
Less: Non-allowable assets:		
Unsecured accounts receivable	$ 123,386	
Notes receivable	126,848	
Fixed assets, net	13,232	
Deferred charges	2,508	
		(265,974)
Tentative net capital		485,404
Less: Haircuts		(13,953)
Net Capital		$ 471,451

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 398,498
Commissions payable	758,767
Deferred revenue	24,000
Commissions - related party	5,946
Total Aggregate Indebtedness	$ 1,187,211

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum capital requirement	$ 79,147
Excess Net Capital	$ 392,304
Ratio: Aggregate indebtedness to net capital	2.52

DELTA EQUITY SERVICES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2009

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA, of Form X-17A-5 as of December 31, 2009)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 471,451
Net audit adjustments	0
Net Capital per above	$ 471,451

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

See accompanying notes
and independent auditors' report.

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA
Paul G. Der Ananian, CPA

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Tel. 978.392.3400
Fax. 978.392.3406
www.pjcpa.com
319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders and Board of Directors
DELTA EQUITY SERVICES CORPORATION
Bolton, Massachusetts

In planning and performing our audit of the financial statements and supplementary schedules of DELTA EQUITY SERVICES CORPORATION for the year ended December 31, 2009, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, in the recordation of differences required by rule 17a-13, or in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
February 15, 2010

Paolilli, Jarek & Der Ananian, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA
Paul G. Der Ananian, CPA

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5(e)(4)

To the Stockholders and Board of Directors
DELTA EQUITY SERVICES CORPORATION
Bolton, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by DELTA EQUITY SERVICES CORPORATION and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating DELTA EQUITY SERVICES CORPORATION's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). DELTA EQUITY SERVICES CORPORATION's management is responsible for the Company's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in SIPC-7T for the period April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Paolilli, Jarek & Der Ananian LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
February 15, 2010

DELTA EQUITY SERVICES CORPORATION

SCHEDULE OF ASSESSMENTS AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

For the Period April 1, 2009 to December 31, 2009

Payment Date	To Whom Paid	Amount
1/6/2009	SIPC	$ 150
8/6/2009	SIPC	4,145
2/19/2010	SIPC	11,219
		$ 15,514

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

See preceding independent accountants' report on applying agreed-upon procedures related to an entity's SIPC assessment reconciliation.